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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GREENBRIAR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

393648-40-7

(Cusip Number)

Ken L. Joines
1800 Valley View Lane, Suite 300
Dallas, Texas 75234
214-750-5800
214-361-0964 (Facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Basic Capital Management, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2332719

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: TacCo Financial, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2442090

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 28,596

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 28,596

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,596

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.93%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: Gene E. Phillips		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: International Health Products, Inc.,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2302531

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,970

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 9,970

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,970

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 393648-40-7

1.	Name of Reporting Person: One Realco Corporation,		I.R.S. Identification Nos. of above persons (entities only): FEI No. 75-2338496

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This Amendment to Statement on Schedule 13D (this “Amendment No. 4”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Greenbriar Corporation, a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and amends the original Statement on Schedule 13D as amended by Amendment Nos. 1, 2 and 3 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below. The principal executive offices of the Issuer are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The Shares are currently listed and traded on the American Stock Exchange, Inc. The CUSIP number of the Shares is 393648-40-7. On October 13, 2003, the Issuer declared a two-for-one stock split of the Shares to holders of record on October 20, 2003. The Issuer announced that “one new share . . .” would be issued for each outstanding share currently outstanding and mailed on or about October 28, 2003. The term “Shares” gives effect to the additional stock issued or to be issued.

     This Amendment No. 4 is being filed due to the disposition by certain of the Reporting Persons of Shares. Although the Reporting Persons collective ownership of the Shares will drop below the level required to be reported after the filing of this Amendment No. 4, one of the Reporting Persons holds a pledge of additional Shares. See Item 6 below.

Item 2. Identity and Background

     Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

     (a)-(c) and (f). This Amendment No. 4 is being filed on behalf of Basic Capital Management, Inc., a Nevada corporation (“BCM”), International Health Products, Inc., a Nevada corporation (“IHPI”), One Realco Corporation (formerly Davister Corp.), a Nevada corporation (“One Realco”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”) and Gene E. Phillips, an individual. All of BCM, IHPI, One Realco, TFI and Gene E. Phillips are collectively referred to as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the “May Trust”) who, although he is not an officer or director of BCM, continues to have substantial contact with the management of BCM and has a significant influence on matters as a representative of the May Trust. IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”). IHPI is managed by Ken L. Joines who also manages other private entities owned by Mr. Phillips or his family trusts. Mr. Joines consults on a regular basis with Mr. Phillips regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed by BCM. One Realco and TFI are each owned by different parties but share the same principal place of business and the same principal office as IHPI. One Realco and TFI are managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips regarding investments in marketable securities owned by One Realco and TFI. One Realco and TFI have generally made such investments with funds borrowed from BCM. One Realco and TFI have their principal executive offices located at 555 Republic Drive, Suite 490, Plano, Texas 75074.

Item 5. Interest and Securities of Issuer

     (a) According to the latest information available from the Issuer, as of March 17, 2004 (after giving effect to the two-for-one split of Shares, to holders of record on October 20, 2003, and the sale by the Issuer of certain Shares), the total number of issued and outstanding Shares is believed to be 977,093 Shares, and after giving effect to the transaction described in (c) below, the Reporting Persons own and hold directly the following Shares:

	No. of Shares Owned	Approximate Percent of
Name	Directly	Class
BCM	-0-	0.0%
One Realco	-0-	0.0%
IHPI	9,970	1.0%
TFI	28,596	2.93%
Gene E. Phillips	-0-	0.0%

Totals:	38,566	3.93%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of IHPI may be deemed to beneficially own the Shares held directly by IHPI; and each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, are set forth in the following table:

		No. of Shares
Name of Director	Entity	Beneficially Owned	Percent of Class
Ryan T. Phillips	BCM	-0-	0.0%
Mickey Ned Phillips	BCM	-0-	0.0%
Ken L. Joines	IHPI	9,970	1.0%
Ronald F. Akin	One Realco	-0-	0.0%
F. Terry Shumate	One Realco	-0-	0.0%
J.T. Tackett	TFI	28,596	2.93%
E. Wayne Starr	TFI	28,596	2.93%

Total Units Beneficially owned by Reporting Persons and Individuals Listed Above:		38,566	3.93%

(b)	Each of the directors of IHPI share voting and dispositive power over the 9,970 Shares held directly by IHPI. Each of the directors of TFI share voting and dispositive power over the 28,596 Shares held directly by TFI.

(c)	During the sixty calendar days ended March 17, 2004, except for the transactions described below, the Reporting Persons and their executive

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officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof. The following table sets forth the transactions in the post-split Shares that were effected during the period from November 21, 2003 through January 6, 2004, during the sixty days ended March 17, 2004, all of which were sales in open market transactions at the prices per Share and on the dates specified, only the transaction described in the paragraph below the table was effected. all of which were sales in open market transactions at the prices per Share and on the dates specified:

Reporting		No. of	Sales Price
Person	Date of Sale	Shares Sold	Per Share
TFI	11/21/03	690	3.71
One Realco	11/21/03	1,000	3.90
One Realco	11/21/03	1,000	3.71
One Realco	12/17/03	500	4.00
One Realco	12/18/03	300	4.78
One Realco	12/18/03	300	4.75
One Realco	12/18/03	400	4.80
One Realco	12/19/03	200	5.05
One Realco	12/19/03	800	4.85
One Realco	12/19/03	500	4.46
One Realco	12/19/03	500	4.45
One Realco	12/19/03	1,000	5.25
One Realco	12/19/03	200	5.00
One Realco	12/22/03	1,000	4.02
One Realco	12/22/03	400	4.10
One Realco	12/22/03	1,000	4.005
One Realco	12/23/03	2,000	3.75
One Realco	01/06/04	800	4.20
One Realco	01/06/04	124	4.25
One Realco	01/06/04	600	4.22

     On March 17, 2004, TFI acquired and received physical certificates representing 28,096 post-split Shares from seven family trusts of which W. Michael Gilley is the Trustee (the “Gilley Trusts”). W. Michael Gilley is an adult son of James R. Gilley, deceased, the former chief executive officer of GBR. TFI sold to W. Michael Gilley, Trustee (for the benefit of such trusts) a one-acre tract of land in Winston-Salem, North Carolina at a price of $150,000. The seven Gilley Trusts paid for such property by the transfer to TFI of 28,096 Shares at the total purchase price of $150,000 (approximately $5.34 per Share). The real property sold by TFI to W. Michael Gilley, Trustee, was acquired by TFI from a Texas limited partnership, of which a subsidiary of GBR is the general partner, on September 10, 2003 at a total purchase price of $150,000, which included a $25,000 brokerage commission. Of the total 28,096 post-split Shares acquired by TFI, 3,998 Shares were sold by The January Trust, 3,500 Shares were sold by The March Trust, 3,500 Shares were sold by The August Trust, 3,100 Shares were sold by The September Trust, 4,000 Shares were sold by The October Trust, 5,000 Shares were sold by The November Trust, and 4,998 Shares were sold by The December Trust. W. Michael Gilley is the Trustee of each of such trusts. The transaction was concluded on March 17, 2004 by the delivery of the physical stock certificates pursuant to the closing of an Exchange and Transfer Agreement dated December 14, 2003 among TFI and each of the seven Gilley Trusts.

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     (d) No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.

     (e) After giving effect to the transactions described in subpart (c) of this Item 5, One Realco ceased to be the record or beneficial holder of any Shares and ceased to be a “Reporting Person” with respect to the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

     Item 6 of the Amended Statement is hereby further amended and restated in full as follows:

     JRG Investment Co., Inc. is indebted to TFI pursuant to an Extended and Consolidated Promissory Note signed November 9, 1992 but effective May 23, 1992 in the stated principal amount of $5,700,000 (the “Consolidated Note”) payable to the order of TFI, which Consolidated Note is secured by an Extended and Consolidated Pledge Agreement effective May 23, 1992 executed on behalf of JRG Investment Co., Inc. to and in favor of TFI (the “Pledge Agreement”) pursuant to which originally a number of securities were pledged to TFI as collateral for the Consolidated Note. The only collateral remaining at this time under the Pledge Agreement is 46,143 pre-split Shares (92,286 post-split Shares which constitute approximately 9.5% of the total outstanding Shares) of common stock of GBR. The sole stockholder of JRG Investment Co., Inc. was James R. Gilley, deceased. In connection with the Consolidated Note, James R. Gilley, then the sole shareholder of JRG Investment Co., Inc. also executed and delivered to TFI a Pledge Agreement effective May 23, 1992 (the “Gilley Pledge”) pursuant to which as an accommodation pledge, Gilley pledged 2,500 shares of common stock of JRG Investment Co., Inc. (then all of the issued and outstanding stock) to TFI as additional collateral for the indebtedness represented by the Consolidated Note. The Consolidated Note had a remaining principal balance at December 30, 2002 of $2,996,373. Although discussions have occurred between representatives of TFI and Sylvia M. Gilley about the Consolidated Note, its outstanding balance and the Pledge Agreement and the 92,286 post-split Shares pledged to TFI, no action has been taken by TFI to foreclose on such 92,286 post-split Shares as of the date of this Amendment.

     On or about November 1, 1992, the Secretary of State of Nevada permanently revoked the charter of JRG Investment Co., Inc., but James R. Gilley and others continued to make filings with the SEC reflecting JRG Investment Co., Inc.’s existence and ownership of certain securities, including the 46,143 pre-split Shares (92,286 post-split Shares) of GBR covered by the Pledge Agreement. Sylvia M. Gilley is the surviving spouse of James R. Gilley, deceased (who passed away December 30, 2002, having died intestate) and holds a community property interest in the 2,500 shares of common stock of JRG Investment Co., Inc. pledged to TFI pursuant to the Gilley Pledge.

     TacCo Universal, Inc., a Nevada corporation (“Universal”), and a wholly-owned subsidiary of TFI, is the current owner and holder of a Promissory Note issued May 8, 1998 in the stated principal amount of

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$836,000 by Warwick Summit Square, Inc., a Texas corporation (“Warwick”), which Note has been the subject of three modifications (the “WSSI Note”), with the present stated principal balance of $1,752,984.04. The WSSI Note is secured , in part, by an accommodation pledge of all of the issued and outstanding stock of Warwick to Universal. On November 30, 2003, GBR transferred to Warwick all of the membership interest in Gainesville Real Estate LLC, a Texas limited liability company (“Gainesville”). On December 31, 2003, Warwick acquired from GBR 200,130 Shares of GBR (approximately 20.48% of the outstanding after giving effect to its issuance) at a price of $3.96 per Share in cash (a total of $792,583), which was paid by a credit on an obligation of GBR to Warwick in the amount of $792,583. Immediately after the consummation of such transaction, on December 31, 2003, Warwick contributed to the capital of Gainesville all 200,130 Shares. Warwick and Gainesville filed an original Statement on Schedule 13D with the Commission on January 20, 2004 with respect to such acquisition of 200,130 Shares of GBR, to which reference is hereby made. While the 200,130 Shares held by Gainesville (which, in turn, are owned by Warwick) are not direct collateral for the WSSI Note, if Universal were to foreclose upon or otherwise acquire the collateral for the WSSI Note, Universal (and correspondingly TFI) might be deemed to have an ability to affect the transfer or voting of the 200,130 Shares of GBR owned by Gainesville. TFI has no present intention to cause Universal to foreclose upon or otherwise acquire the collateral for the WSSI Note so long as no default occurs which is not appropriately remedied.

     Except as set forth in Item 5(c) and above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any Person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as exhibits

     None.

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SIGNATURES

     After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

     Dated: March 31, 2004.

BASIC CAPITAL MANAGEMENT, INC.		INTERNATIONAL HEALTH PRODUCTS, INC.

By:	/s/ Ronald E. Kimbrough	By:	/s/ Ken L. Joines

	Ronald E. Kimbrough, Executive Vice President and Chief Financial Officer		Ken L. Joines, President and Treasurer

TACCO FINANCIAL, INC.		ONE REALCO CORPORATION

By:	Mary K. Willett	By:	/s/ F. Terry Shumate

	Mary K. Willett, Vice President and Secretary		F. Terry Shumate, Vice President, Secretary and Treasurer

/s/ Gene E. Phillips

Gene E. Phillips

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